Heineken NV

RECEIVED

2007 OCT -2 A 9:30

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07026999

SUPPL

date
18 July 2007
our reference

your reference

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page
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subject
Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

Heineken N.V. doubles organic net profit growth forecast for 2007

Amsterdam, 18 July 2007 - Heineken N.V. today announced that it has raised its forecast for organic[1] net profit growth for the full-year ending 31 December 2007. Heineken now expects that organic net profit growth for the full-year will be in the range of 20-25%. The increase in the organic net profit growth forecast is being driven by strong volume growth in several regions of the world. Earlier this year Heineken announced that organic net profit growth in 2007 was expected to be in the range of 10-13%.

In the first six months of 2007, consolidated beer volume[2] grew from 53.3 to 58.2 million hectolitres (+9.3%). Organic growth in consolidated beer volume was 8.3% whilst first-time consolidations contributed 1.0 % to the volume increase, the latter mainly relating to the breweries acquired in Vietnam. Group beer volume[3] in the first six months of 2007 totalled 68.1 million hectolitres (+8.5%). The Heineken® brand continued to gain share in the international premium segment, growing from 11.0 million hectolitres to 12.1 million hectolitres (+10.8%) in the segment.

Consolidated beer volume First half-year ('000 hls)	2007	2006	Change
Western Europe	15,957	15,806	1.0%
Central and Eastern Europe	24,547	21,946	11.9%
Americas	6,660	6,386	4.3%
Africa	7,182	6,166	16.5%
Asia Pacific	3,890	2,971	30.9%
Total	**58,236**	**53,275**	**9.3%**

All regions contributed positively to the increase in consolidated beer volume. Volumes showed particular strong growth in Central and Eastern Europe, Africa and Southeast Asia, accelerating revenue and profit growth of Heineken N.V.. Strong economies, favourable weather, increased demand for international premium beers and the strength of the company's brand portfolios were the main drivers of this growth. In Western Europe, wet weather in June offset part of the exceptional volume gains achieved in the first four months of 2007.
In the U.S.A., a 3.5% average price increase and mixed weather held back volume growth of the Dutch brand portfolio. Nevertheless, sales volume of Heineken Lager

[1] Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and changes in accounting policies
[2] Consolidated beer volume: 100% of beer volume produced and sold by fully consolidated companies and Heineken's share of beer volume produced and sold by proportionately consolidated joint-venture companies
[3] Group beer volume: 100% of beer volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

continued to grow and volume of Heineken Premium Light increased 30%. Heineken Premium Light continues to develop solidly and offers significant longer term potential, but the one million hectolitre target for 2007 will be challenging.

The Fit-to-Fight cost saving programme that will reduce fixed costs by EUR450 million (including inflation) by 2008 is on track. The programme will deliver the forecast gross savings of EUR135 - EUR155 million for 2007.

Heineken N.V. will release its financial results for the first half of 2007 on 29 August 2007 at 7:00am CET. The company is currently in its closed period.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit (before exceptional items and amortisation of brands) amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS.
Additional information is available on: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 523 9355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31(0)20 523 9590
investors@heineken.com

Disclaimer
This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

END